PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

Telephone: +65 6238 5971

May 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Kathleen Krebs and Austin Pattan

Re:	PropertyGuru Group Limited (the “Company”)

Registration Statement on Form F-1 (File No. 333-264294)

Dear Ms. Krebs and Mr. Pattan:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-264294), as amended (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 1, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Sharon Lau at +65 6437 5464.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours, PropertyGuru Group Limited

By:	/s/ Hari Vembakkam Krishnan
Name: Hari Vembakkam Krishnan
Title: Chief Executive Officer and Managing Director

cc:	Sharon Lau, Latham & Watkins LLP